Update on Coral Princess delivery

10 December 2002

P&O Princess Cruises confirms that it has been advised by Chantiers de l'Atlantique that the delivery of Coral Princess, currently under construction at the yard, will be subject to a further short delay. As a consequence, Princess Cruises has cancelled Coral
Princess' cruise that was due to start on December
24.

Passengers booked on the cancelled cruise will receive a full refund together with a credit against a future cruise. The company has in place contractual arrangements with the yard to provide cover for the costs arising from the cancellation. As a result, any impact on earnings will be immaterial.
- Ends -

For further information contact:

P&O Princess Cruises plc
Caroline Keppel-Palmer
+44 20 7805 1214
+44 7730 732015

Brunswick
Sophie Fitton +44 20 7404 5959